SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13D/A*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               EFUNDS CORPORATION
                                (NAME OF ISSUER)

                                  Common Stock
                         (Title of Class of Securities)

                                    28224R101
                                 (CUSIP Number)

                                   Adam Weiss
                  320 Park Avenue 33rd Floor New York, New York 10022
                                 (212) 622-7849
                     (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  APRIL 4, 2005
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                        (Continued on following pages)

                           (Page 1 of 21 Pages)

----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28224R101                13D/A                   Page 2 of 21 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 Scout Capital Partners, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 47,700
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 47,700
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 1,755,100
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                0.097%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 28224R101                 13D/A                 Page 3 of 21 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                              Scout Capital Partners II, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 203,100
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 203,100
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 1,755,100
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                0.411%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 28224R101                 13D/A                  Page 4 of 21 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                      Scout Capital, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     4)     SOURCE OF FUNDS **

-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                250,800
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                250,800
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,755,100
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 0.507%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 OO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 28224R101                 13D/A                  Page 5 of 21 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                          Scout Capital Management, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **

-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,504,300
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,504,300
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,755,100
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 3.044%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 IA
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 28224R101                 13D/A                  Page 6 of 21 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                           Adam Weiss
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **

-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
-----------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
                                                0
SHARES        ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,755,100
OWNED BY      ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING     ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,755,100
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,755,100
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                3.55%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 28224R101                 13D/A                  Page 7 of 21 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                            James Crichton
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **

-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
-----------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
                                                0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,755,100
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,755,100
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,755,100
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                3.55%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 28224R101                 13D/A                  Page 8 of 21 Pages

Item 1.     Security and Issuer.

     This Schedule 13D/A relates to the common stock, par value $0.01 (the "Common Stock") of eFunds Corp. (the "Company"). The Company's principal executive offices are located at Gainey Center II, 8501 N. Scottsdale Rd, Ste. 300, Scottsdale, AZ 85253.

Item 2.     Identity and Background.

     (a) This Schedule 13D/A is being jointly filed by each of the following persons (collectively, the "Group" or the "Group Members"):

        (i) Scout Capital Partners, L.P., a Delaware limited partnership ("Scout Partners"), with respect to the shares of Common Stock directly owned by it;

        (ii) Scout Capital Partners II, L.P., a Delaware limited partnership ("Scout Partners II"), with respect to the shares of Common Stock directly owned by it;

        (iii) Scout Capital, L.L.C., a Delaware limited liability company ("Scout Capital"), with respect to the shares of Common Stock directly owned by Scout Partners and Scout Partners II;

        (iv) Scout Capital Management, L.L.C., a Delaware limited liability company ("Scout Capital Management"), which serves as investment manager to Scout Capital Fund, Ltd. ("Scout Capital Fund") and Scout Capital Fund II, Ltd. ("Scout Capital Fund II"), each a Cayman Islands exempted company, and other discretionary managed accounts, with respect to the shares of Common Stock directly owned by Scout Capital Fund, Scout Capital Fund II and such other managed accounts (collectively, the "Accounts");

        (v) Adam Weiss ("Mr. Weiss"), with respect to the shares of Common Stock directly owned by each of Scout Partners, Scout Partners II and the Accounts managed by Scout Capital Management.

        (vi) James Crichton ("Mr. Crichton"), with respect to the shares of Common Stock directly owned by each of Scout Partners, Scout Partners II and the Accounts managed by Scout Capital Management.

              The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

      (b) The address of the principal business and principal office of Scout Partners, Scout Partners II, Scout Capital, Scout Capital Management and Messrs. Weiss and Crichton is 320 Park Avenue, 33rd Floor, New York, New York 10022. The address of the principal business and principal office of Scout Capital Fund and Scout Capital Fund II is c/o Prime Management Limited, Mechanics Building, 12 Church Street, Hamilton HM 11, Bermuda.

  CUSIP No. 28224R101                13D/A                  Page 9 of 21 Pages


      (c) Scout Partners, Scout Partners II, Scout Capital Fund and Scout Capital Fund II are formed for the purpose of investing in, among other things in publicly traded equity securities of U.S. companies involved in catalyst-driven situations. Scout Capital is a general partner to Scout Partners and Scout Partners II. Scout Capital Management is an investment manager to Scout Capital Fund, Scout Capital Fund II and other discretionary managed accounts. Messrs. Weiss and Crichton serve as the managing members of Scout Capital and Scout Capital Management.

      (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) All of the individuals who are members of the Group are citizens of the United States.

Item 3.     Source and Amount of Funds and Other Consideration.

     In aggregate, the Group owns 1,755,100 shares, equal to 3.55% of the Common Stock of the Company. The percentages used herein are calculated based upon the 49,421,000 shares of Common Stock issued and outstanding as of February 28, 2005, as reflected in the Company's Form 10-K for the year ended December 31, 2004.

     The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by Scout Partners, Scout Partners II, Scout Capital Fund, Scout Capital Fund II and other discretionary managed accounts is approximately $932,950, $3,781,106, $19,447,923, $467,241 and $7,212,336
respectively. Neither Scout Capital, Scout Capital Management nor Messrs. Weiss and Crichton own directly any shares of Common Stock.

Item 4.     Purpose of the Transaction.

Not Applicable

CUSIP No. 28224R101                13D/A                  Page 10 of 21 Pages

Item 5.     Interest in Securities of the Issuer.

      A. Scout Capital Partners, L.P.
               (a) Aggregate number of shares beneficially owned: 47,700
                   Percentage: 0.097% The percentages used herein and in the rest of Item 5 are calculated based upon the 49,421,000 shares of Common Stock issued and outstanding as of February 28, 2005, as reflected in the Company's Form 10-K for the year ended December 31, 2004.
               (b) 1. Sole power to vote or direct vote: -0-
                   2. Shared power to vote or direct vote: 47,700
                   3. Sole power to dispose or direct the disposition: -0-
                   4. Shared power to dispose or direct the disposition:  47,700
               (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by Scout Partners in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
               (d) Scout Capital, the general partner of Scout Partners, has the power to direct the affairs of Scout Partners, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Messrs. Weiss and Crichton are the managing members of Scout Capital and in that capacity direct its operations.
               (e) April 4, 2005

      B. Scout Capital Partners II, L.P.
               (a)  Aggregate  number  of  shares  beneficially  owned:  203,100
                    Percentage: 0.411%
               (b) 1. Sole power to vote or direct vote: -0-
                   2. Shared power to vote or direct vote: 203,100
                   3. Sole power to dispose or direct the disposition: -0-
                   4. Shared power to dispose or direct the disposition: 203,100
               (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by Scout Partners II in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
               (d) Scout Capital, the general partner of Scout Partners II, has the power to direct the affairs of Scout Partners II, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Messrs. Weiss and Crichton are the managing members of Scout Capital and in that capacity direct its operations.
               (e) April 4, 2005

      C. Scout Capital, L.L.C.
               (a)  Aggregate  number  of  shares  beneficially  owned:  250,800
                    Percentage: 0.507%
               (b) 1. Sole power to vote or direct vote: -0-
                   2. Shared power to vote or direct vote: 250,800
                   3. Sole power to dispose or direct the disposition: -0-
                   4. Shared power to dispose or direct the disposition: 250,800
               (c) Scout Capital did not enter into any transactions for its own account in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of Scout Partners and Scout Partners II, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.

CUSIP No. 28224R101                13D/A                  Page 11 of 21 Pages


             (d) Not applicable.
             (e) April 4, 2005.
      D. Scout Capital Management, L.L.C.
             (a)  Aggregate  number  of shares  beneficially  owned:  1,504,300
                  Percentage: 3.044%
             (b) 1. Sole power to vote or direct vote: -0-
                 2. Shared power to vote or direct vote: 1,504,300
                 3. Sole power to dispose or direct the disposition: -0-
                 4. Shared power to dispose or direct the disposition: 1,504,300
             (c) Scout Capital Management did not enter into any transactions in the Common Stock of the Company for its own account within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of Scout Capital Fund, Scout Capital Fund II and other discretionary managed accounts, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.
             (d) Not applicable.
             (e) April 4, 2005

      E. Adam Weiss
             (a) Aggregate number of shares beneficially owned: 1,755,100
                  Percentage: 3.55%
             (b) 1. Sole power to vote or direct vote: 0
                 2. Shared power to vote or direct vote: 1,755,100
                 3. Sole power to dispose or direct the disposition: 0
                 4. Shared power to dispose or direct the disposition: 1,755,100
             (c) Mr. Weiss did not enter into any transactions in the Common Stock of the Company for his own account within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of the Group, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.
             (d) Not applicable.
             (e) April 4, 2005.

      F. James Crichton
             (a) Aggregate number of shares beneficially owned: 1,755,100
                 Percentage:3.55%
             (b) 1. Sole power to vote or direct vote: 0
                 2. Shared power to vote or direct vote: 1,755,100
                 3. Sole power to dispose or direct the disposition: 0
                 4. Shared power to dispose or direct the disposition: 1,755,100
             (c) Mr. Crichton did not enter into any transactions in the Common Stock of the Company for his own account within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of the Group, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.
             (d) Not applicable.
             (e) April 4, 2005.

CUSIP No. 28224R101                 13D/A                 Page 12 of 21 Pages

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     Other than the Joint Acquisition Statement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits.

     Exhibit 1, Joint Acquisition Statement

CUSIP No. 28224R101                 13D/A                 Page 13 of 21 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  April 11, 2005

                                 SCOUT CAPITAL PARTNERS, L.P.
                                 By:     Scout Capital, L.L.C.,
                                         General Partner

                                 By:     /s/ Adam Weiss
                                         --------------------------------
                                         Adam Weiss
                                         Managing Member
                                 By:     /s/ James Crichton
                                         --------------------------------
                                         James Crichton
                                         Managing Member

                                 SCOUT CAPITAL PARTNERS II, L.P.
                                 By:     Scout Capital, L.L.C.,
                                         General Partner

                                 By:     /s/ Adam Weiss
                                         ---------------------------------
                                         Adam Weiss
                                         Managing Member
                                 By:     /s/ James Crichton
                                         ---------------------------------
                                         James Crichton
                                         Managing Member

                                 SCOUT CAPITAL, L.L.C.,

                                 By:     /s/ Adam Weiss
                                         ---------------------------------
                                         Adam Weiss
                                         Managing Member
                                 By:     /s/ James Crichton
                                         ---------------------------------
                                         James Crichton
                                         Managing Member

CUSIP No. 28224R101                 13D/A                 Page 14 of 21 Pages


                                 SCOUT CAPITAL MANAGEMENT, L.L.C.

                                 By:     /s/ Adam Weiss
                                         ----------------------------------
                                         Adam Weiss
                                         Managing Member
                                 By:     /s/ James Crichton
                                         ----------------------------------
                                         James Crichton
                                         Managing Member

                                         ADAM WEISS
                                         /s/ Adam Weiss
                                         ----------------------------------

                                         JAMES CRICHTON
                                         /s/ James Crichton
                                         ----------------------------------

CUSIP No. 28224R101                 13D/A                 Page 15 of 21 Pages

                                   Schedule A

                          Scout Capital Partners, L.P.

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction                   Purchased/(Sold)        if any)
02/04/2005                            700                 $22.81
02/07/2005                          2,400                 $23.19
02/08/2005                            400                 $22.95
04/01/2005                           (300)                $22.03
04/04/2005                         (21,800)               $22.06

CUSIP No. 28224R101                 13D/A                 Page 16 of 21 Pages

                                   Schedule A

                         Scout Capital Partners II, L.P.

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction                   Purchased/(Sold)        if any)
02/04/2005                          2,600                 $22.81
02/04/2005                            700                 $22.67
02/07/2005                          7,700                 $23.19
02/08/2005                          1,400                 $22.95
04/01/2005                           (900)                $22.03
04/04/2005                        (92,300)                $22.06

CUSIP No. 28224R101                 13D/A                 Page 17 of 21 Pages

                                   Schedule A

                            Scout Capital Fund, Ltd.

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction                   Purchased/(Sold)        if any)
02/04/2005                         13,600                 $22.81
02/04/2005                          8,200                 $22.67
02/07/2005                         43,000                 $23.19
02/08/2005                          7,500                 $22.95
04/01/2005                         (2,800)                $22.03
04/04/2005                        (491,500)               $22.06

CUSIP No. 28224R101                 13D/A                 Page 18 of 21 Pages

                                   Schedule A

                           Scout Capital Fund II, Ltd.

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction                   Purchased/(Sold)        if any)
02/04/2005                            400                 $22.81
02/04/2005                            300                 $22.67
02/07/2005                          1,200                 $23.19
02/08/2005                            200                 $22.95
04/01/2005                           (500)                $22.03
04/04/2005                         (11,900)               $22.06

CUSIP No. 28224R101                 13D/A                 Page 19 of 21 Pages

                                   Schedule A

                        Scout Capital Management, L.L.C.
                (on behalf of the discretionary managed accounts)

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction                   Purchased/(Sold)        if any)
02/04/2005                           1,600                $22.81
02/04/2005                             200                $22.67
02/07/2005                           5,200                $23.19
02/08/2005                             700                $22.95
04/01/2005                            (100)               $22.03
04/04/2005                         (48,900)               $22.06
02/04/2005                             600                $22.67
02/04/2005                           2,100                $22.81
02/07/2005                           6,600                $23.19
02/08/2005                           1,100                $22.95
04/01/2005                            (400)               $22.03
04/04/2005                        (103,800)               $22.06
02/07/2005                           3,900                $23.19
02/08/2005                             700                $22.95
04/04/2005                         (29,800)               $22.06

CUSIP No. 28224R101                 13D/A               Page 20 of 21 Pages


                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-1(k)1


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  April 11, 2005

                                      SCOUT CAPITAL PARTNERS, L.P.
                                      By:     Scout Capital, L.L.C.,
                                              General Partner

                                      By:     /s/ Adam Weiss
                                             --------------------------
                                             Adam Weiss
                                             Managing Member
                                      By:    /s/ James Crichton
                                             --------------------------
                                             James Crichton
                                             Managing Member

                                      SCOUT CAPITAL PARTNERS II, L.P.
                                      By:     Scout Capital, L.L.C.,
                                              General Partner

                                      By:     /s/ Adam Weiss
                                              --------------------------
                                              Adam Weiss
                                              Managing Member
                                      By:     /s/ James Crichton
                                              --------------------------
                                              James Crichton
                                              Managing Member

CUSIP No. 28224R101                 13D/A               Page 21 of 21 Pages



                                      SCOUT CAPITAL, L.L.C.,

                                      By:     /s/ Adam Weiss
                                             --------------------------
                                             Adam Weiss
                                             Managing Member
                                      By:     /s/ James Crichton
                                             --------------------------
                                             James Crichton
                                             Managing Member

                                      SCOUT CAPITAL MANAGEMENT, L.L.C.

                                      By:     /s/ Adam Weiss
                                              --------------------------
                                              Adam Weiss
                                              Managing Member
                                      By:     /s/ James Crichton
                                             --------------------------
                                             James Crichton
                                             Managing Member

                                      ADAM WEISS
                                      /s/ Adam Weiss
                                      --------------------------------

                                      JAMES CRICHTON
                                      /s/ James Crichton
                                      --------------------------------